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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                        Jardine Fleming India Fund, Inc.
                       (Name of Subject Company (issuer))

                        Jardine Fleming India Fund, Inc.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                              --------------------

      Common Stock, Par Value $.001 Per Share, 9,746,088 Shares Outstanding
                         (Title of Class of Securities)

                                    471112102
                      (CUSIP Number of Class of Securities)

                              --------------------

                                Paul H. Schubert
                        Jardine Fleming India Fund, Inc.
                               51 West 52nd Street
                               New York, NY 10019
                                 (201) 318-4150
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:
                                J. Eugene Marans
                       Cleary, Gottlieb, Steen & Hamilton
                          2000 Pennsylvania Avenue, NW
                              Washington, DC 20006
                                 (202) 974-1888

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

                            CALCULATION OF FILING FEE

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      Transaction Valuation                            Amount of Filing Fee
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       $ 44,247,067.23 (a)                              $ 8,849.41 (b) (c)
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(a) Calculated as the aggregate maximum purchase price to be paid for 3,036,836 shares in the offer, based upon a price per share of $14.573, which represents 95% of the net asset value per share at August 31, 2000.
(b) Calculated as 1/50th of 1% of the Transaction Valuation.
(c) $7,309.88 was previously paid with the initial filing of the Schedule TO on September 14, 2000. $1,539.53 is transmitted in connection with this Amendment.

|_| Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   N/A
      Form or Registration No.  N/A
      Filing Party:             N/A
      Date Filed:               N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  |_| third-party tender offer subject to Rule 14d-1.
  |X| issuer tender offer subject to Rule 13e-4.
  |_| going-private transaction subject to Rule 13e-3.
  |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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

                                Amendment No. 1

      This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the "Schedule TO"), filed on September 14, 2000 with the Securities and Exchange Commission, relating to an offer by Jardine Fleming India Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash shares of the Fund's issued and outstanding Common Stock of par value $0.001 per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO. A Supplement, dated September 25, 2000, to the Offer to Purchase (the "Supplement") is included as Exhibit (a)(1)(viii) to this Amendment No. 1.

                            Amendments to Schedule TO

Items 1 and 4.

      The Supplement, which is incorporated herein by reference in its entirety, amended the Offer on September 25, 2000, increasing the number of Shares of its Common Stock the Fund is seeking to purchase from 2,508,022 Shares to 3,036,236 Shares. In addition, the Supplement moved the date as of which the purchase price is to be determined from the Fund's net asset value (the "NAV") per Share from the day after the date of the Offer's expiration to the date of expiration itself. As of September 20, 2000, no shares had been tendered pursuant to the Offer to Purchase.

      On September 25, 2000, the Fund issued a press release announcing the increase in the number of Shares sought and the movement up by one day of the date of determining the NAV per Share for the tender price. The full text of the Fund's press release is attached as Exhibit (a)(5)(ii) and incorporated herein by reference.

Item 7.

      The Supplement, Section 1(f) of which is incorporated herein by reference, amends Section 7 of the Offer to Purchase to reflect that the maximum aggregate purchase price if 3,036,236 Shares are tendered and accepted for payment pursuant to the Offer will be approximately $44,247,067.

Item 11.

      The Supplement is incorporated herein by reference in its entirety.

Item 12.

      Item 12 of the Schedule TO is hereby amended to add the following exhibits:

(a)(1)(viii)      Supplement to Offer to Purchase, dated September 25, 2000.
(a)(1)(ix)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees Regarding the Supplement Dated
                  September 25, 2000.

(a)(1)(x) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding the Amended Offer.
(a)(1)(xi) Text of letter to shareholders of the Fund dated September 25, 2000, from Julian Reid, Chairman of the Board.
(a)(5)(ii) Text of press release issued by the Fund dated September 25, 2000.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Jardine Fleming India Fund, Inc.


                                                By: /s/ JOANNE M. KILKEARY
                                                    ----------------------------
                                                Name: Joanne M. Kilkeary
                                                Title: Assistant Treasurer

Dated: September 25, 2000